SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 21, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated October 21, 2020, The Company announces to all Shareholders that having reviewed the equity accounts to be capitalized, it has been detected certain reserves that have been included in the item 3) of the shareholders’ meeting agenda which are not entitled to be capitalized by the Company.

Thereby, and for the reasons stated above, the amount to be effectively capitalized amounts to ARS 53,996,987,920 (fifty-three thousand nine hundred ninety-six million nine hundred eighty-seven thousand nine hundred twenty pesos), instead of ARS 54,166,104,000, generating a difference of ARS 169,116,080 (one hundred and sixty-nine million one hundred sixteen thousand eighty pesos) with what has been duly published, leaving the proposal regarding item 3) of the agenda of the Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 26 worded as follows:

ITEM 3) CONSIDERATION OF THE INCREASE IN SHARE CAPITAL FROM THE SUM OF ARS 126,014,050 TO THE SUM OF ARS 54,123,001,970 THROUGH THE CAPITALIZATION OF RESERVES AND THE CONSEQUENTIAL ISSUE OF RELEASED SHARES FOR THE AMOUNT OF 53,996,987,920 TO BE DISTRIBUTED AMONG THE SHAREHOLDERS

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 21, 2020